53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
January 30, 2020	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Geoff Kruczek

Asia Timmons-Pierce

Jeff Gordon

John Cash

Re:                             Casper Sleep Inc.
Amendment No. 1 to Registration Statement on Form S-1

Filed January 27, 2020

File No. 333-235874

Ladies and Gentlemen:

On behalf of Casper Sleep Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company previously filed an Amendment No. 1 to the Registration Statement on Form S-1 on January 27, 2020 (the “Amendment No. 1”). We are hereby filing Amendment No. 2 (“Amendment No. 2”), which has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received January 28, 2020 from the Staff. For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Amendment No. 2, which have been marked to show changes from Amendment. No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in Amendment. No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

Summary Consolidated Financial and Other Data, page 21

1.              Please enhance your disclosure in footnotes (3) and (4) to clearly show how you are arriving at each pro forma and pro forma as adjusted amount. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25. The Company confirms that there are no additional significant estimates and/or assumptions used to arrive at each of these amounts.

Capitalization, page 72

2.              Please enhance your disclosure to clarify how you determine pro forma and pro forma as adjusted amounts in the notes to your capitalization table, including any significant estimates and/or assumptions used to determine such amounts. Your current notes are not descriptive enough to enable investors to calculate the amounts you present.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72. The Company confirms that there are no additional significant estimates and/or assumptions used to arrive at each of these amounts.

Dilution, page 76

3.              Pro forma net tangible book value is the aggregate amount of your tangible assets less total liabilities. As such, it is not clear why you have included intangible assets in the amount of $871,000 in your calculation of pro forma net tangible book value. Please revise your calculation of pro forma net tangible book value to exclude the amount of your intangible assets and revise the remainder of your calculations related to dilution as needed. Please also enhance your disclosure to comprehensively explain how you derived your pro forma as adjusted net tangible book value and pro forma as adjusted net tangible book value per share as of September 30, 2019.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68 and 76-78. The Company confirms that there are no additional significant estimates and/or assumptions used to arrive at each of these amounts.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:                                (via email)

Philip Krim, Casper Sleep Inc.

Jonathan Truppman, Casper Sleep Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP